Notice to ASX/LSE Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP) 5 May 2026 As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE). UK Share Plan (UKSP) The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (matching shares). Qualifying UK employees are also awarded Free Shares once a year. On 30 April 2026, the following PDMR / KMP were awarded Free Shares under the UKSP. Security Name of PDMR / KMP Number of shares awarded Price per share GBP Rio Tinto plc Cunningham, Peter 49 72.25 Rio Tinto plc Jackson, Katie 49 72.25 Rio Tinto plc Trott, Simon 17 72.25 FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release. UK LEI: 213800YOEO5OQ72G2R82 AU LEI: 529900X2VMAQT2PE0V24 EXHIBIT 99.2

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin  M +61 419 103 454 Media Relations, Canada Vanessa Damha M +1 514 715 2152 Malika Cherry M +1 418 592 7293 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com